INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 28, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of WV Concentrated Equities Fund

Ladies and Gentlemen:

This letter summarizes the additional comments provided by Ms. Anu Dubey and Ms. Megan Miller of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 28, 2017, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the WV Concentrated Equities Fund (the “Fund”), a series of the Registrant.  The responses to the comments are included below and will be reflected in the final 497(c) filing.

1.
The response to comment #4 in the SEC correspondence letter filed on April 28, 2017 states “The Registrant confirms that the WHI Growth Fund, L.P. will not be a shareholder in the Fund following the reorganization. The Fund shares received by the WHI Growth Fund, L.P. will be distributed to the investors of WHI Growth Fund, L.P. as part of the reorganization”.  The staff interprets this as the WHI Growth Fund, L.P. will not be part of the reorganization and become shareholders of the Fund but will redeem before the reorganization.  Please clarify.

Response:  The WHI Growth Fund, L.P. has approximately 95 partners.  In the reorganization, the WHI Growth Fund, L.P. will receive shares of the Fund in a distribution from, and in redemption of its (approximately 30%) interest in, WHI Growth Fund Q.P., L.P.  WHI Growth Fund, L.P. will then distribute those Fund shares to its partners in redemption of their partnership interests.  The WHI Growth Fund, L.P. partners will thus become shareholders of the Fund.

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Please contact the undersigned at 626-914-1360 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Joy Ausili
Joy Ausili